SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, February 9, 2023.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

SUPERINTENDENT OF LISTING AND SUPERVISION OF ISSUERS

Attn.:        Ana Lucia da Costa Pereira – Superintendent of Listing and Supervision of Issuers

CC.: SECURITIES AND EXCHANGE COMMISSION OF BRAZI (CVM)

Attn.:        Mr. Fernando Soares Vieira - Company Relations Superintendent

     Mr. Francisco José Bastos Santos - Market and Intermediary Relations Superintendent

Re.: Official Letter 246/2023-SLS - Braskem - Request for clarification on news published in the press

Dear Sirs,

We refer to Official Letter nº 246/2023-SLS ("Letter"), dated of 02.08.2023, which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

In the news article published by the newspaper Valor Econômico, on 02.08.2023, entitled “Braskem prepares to issue up to US$ 1 billion in bonds abroad”, which includes the statements, among other information, that:

1.	the value of the operation has not yet been defined, but it is estimated to be between US$750 million and US$1 billion;
2.	the term should be six or ten years.

We request clarification on the marked items, until 02.09.2023, with your confirmation or not, as well as other information considered important.”

In this regard, we clarify that part of the Company's financial management strategy is to constantly monitor the domestic and international capital markets and the opportunities they offer to access financing, refinancing and extending its debt profile. These opportunities are analyzed by the Company's management together with its advisors, to assess whether they fit the profile sought by Braskem.

In this context, the Company's Board of Directors approved on 02.06.2023 the issuance abroad of debt securities by Braskem's subsidiary, guaranteed by Braskem, according to the minutes of the Board of Directors' Meeting filed on the same day 02.06.2023 in the system IPE. Additionally, the bookbuilding of the operation was carried out at the end of 02.08.2023, which determined the terms of this operation in the amount of US$1 billion with a term of 10 years. Being what we had for the moment, we subscribe, making ourselves available for any further clarifications if that may be need.

São Paulo, February 9, 2023.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.